Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

December 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey, Esq.

Re:	Virtus Opportunities Trust (the “Registrant”)

Response to Staff Comments on Form N-14 – Registration Statement under the Securities Act of 1933

File No. 0001104659-21-143538

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on December 10, 2021 regarding the Form N-14 prospectus/proxy statement (the “Registration Statement”) referenced above. A preliminary Registration Statement was submitted to the SEC on November 24, 2021. Any changes made in response to the Staff’s comments will be reflected in the definitive Registration Statement.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

1.           Comment: In the shareholder letter that accompanies the Registration Statement, please add a chart showing the classes of each Acquiring Fund that will receive the assets and liabilities of the corresponding classes of each Acquired Fund.

Response: The Registration Statement has been updated to address this comment.

2.           Comment: In the shareholder letter and other applicable instances in the Registration Statement that compare the expenses of an Acquired Fund to those of its corresponding Acquiring Fund, please: (i) either disclose comparative information with respect to total expense ratios without regard to waiver / reimbursement arrangements or disclose both comparative total expense ratios without regard to waivers / reimbursement arrangements and comparative “net” total expense ratios (clarifying that “net” refers to a Fund’s total expense ratio after applicable wavier / reimbursement arrangements); and (ii) add “after waivers or reimbursements” to explain that any references to “net” expenses is reflect of any such arrangements.

Ms. Dubey

December 29, 2021

Response: The Registration Statement has been updated to address this comment.

3.           Comment: In the shareholder letter and other applicable instances in the Registration Statement, to the extent that a Reorganization will result in an increase in total operating expenses without regard to waiver / reimbursement arrangements for any Acquired Fund (or share class thereof), please disclose this fact.

Response: The requested changes have been made, and disclosure has been added to indicate that total expense are anticipated to increase for the Emerging Markets Debt Fund and for Class I of Local Markets Fund. As disclosed in the Registration Statement and discussed with the Staff, pursuant to applicable expense limitation arrangements, net expenses (i.e., after waivers / reimbursement arrangements) for the Acquired Funds will not increase for a period of at least two years.

4.           Comment: In the Question & Answer (“Q&A”) section and other applicable instances in the Registration Statement, please clarify disclosure as to what it means to “become a Virtus entity.”

Response: The requested change has been made, and the following disclosure has been added:

Effective with the Acquisition, Stone Harbor will become a Virtus affiliate but will retain autonomy over its investment process, which will not change as a result of the Acquisition.

5.           Comment: In the Q&A and other applicable instances in the Registration Statement, please include additional disclosure in support of the following asserted benefit to Acquired Fund shareholders: “the ability to spread fixed costs over a larger combined asset base of Virtus Funds.” Specifically, please disclose the reasons why the Reorganizations may result in a larger asset base.

Response: The referenced language has been updated to reflect the Staff’s comment. Virtus has a larger distribution team and channels, whereas Stone Harbor focuses more on international and institutional distribution efforts. In addition, the Acquiring Funds will be part of a broader family of funds with greater combined scale.

Ms. Dubey

December 29, 2021

6.           Comment: With respect to the following Q&A, “Will there be any changes to the options or services associated with my shareholder account as a result of the Reorganization?”, and other applicable instances in the Registration Statement, disclose how the below-excerpted language compares to the corresponding share class of the Acquired Fund.

(1) investors who purchase Class A shares of the Acquiring Funds outside of the Reorganizations will pay a sales charge at the time of purchase equal to 3.75% of the offering price (3.90% of the amount invested)

(2) In addition, Class A shares are generally not subject to any charges by the Acquiring Funds when redeemed, but a contingent deferred sales charge (“CDSC”) in an amount equal to 1.00% may be imposed on certain redemptions of purchases of $1,000,000 or more of Class A shares within 18 months of a finder’s fee being paid on such shares.

Response: Disclosure has been added. For both (1) and (2), the following clarification has been added:

Existing Distributor Class shares of the Acquired Funds do not have a sales load, CDSC, commissions, redemption fees or other transaction fees (collectively, “Transaction Fees”). To the extent applicable, any investors in the Distributor Class prior to the Reorganizations would not be subject to the Transaction Fees of Class A shares.

7.           Comment: In the Q&A, disclose the estimated “one-time negative impact” associated with the Reorganization for each Acquired Fund on a per-share basis.

Response: The requested disclosure has been included in the Q&A. In other sections of the Registration Statement that discuss this matter, disclosure has been added directing shareholders to the Q&A section.

8.           Comment: Add hyperlinks to the documents incorporated by reference.

Response: The Registration Statement has been updated to address this comment.

9.           Comment: In the Q&A and other applicable instances in the Registration Statement, disclose VAIA’s ability to recover (recoup) fees and expenses waived and/or reimbursed by Stone Harbor prior to the Reorganizations under the existing Expense Limitation Agreement for the Acquired Funds. Please explain why it is appropriate for VAIA to be able to recover fees and expenses from the Acquiring Funds that were waived and/or reimbursed prior to the Reorganizations. The Staff has taken the position that new adviser’s should generally not be able to recover fees and expenses waived and/or reimbursed by a previous adviser. Please also consider the extent to which any such future reimbursements by the Funds would be consistent with Section 15(f) of the Investment Company Act of 1940.

Response: Subject to the provisions of the Expense Limitation Agreement with the Acquiring Funds, VAIA will have the right to recover (recoup) fees and expenses waived and/or reimbursed prior to the Reorganizations under the existing Expense Limitation Agreement for the Acquired Funds. Disclosure has been added to the Registration Statement in this regard. The Acquiring Funds are “shell funds” that are being formed to acquire all of the assets and liabilities of the Acquired Funds. In this connection, the Acquiring Funds acquire contingent liabilities, such as the obligation to repay any previously waived and/or reimbursed fees and expenses that would have been payable by the Acquired Funds under the existing Expense Limitation Agreement. Any such repayments by the Acquiring Funds will be subject to the Expense Limitation Agreement, as well as approval by the Board of Trustees of the Acquiring Funds. The Registrant also notes that the current investment adviser to the Acquired Funds will (i) be the sub-adviser to the Acquiring Funds and (ii) be an affiliate of VAIA by virtue of the closing of the Acquisition. Finally, to the extent that any such recoupment rights are exercised in the future, the Registrant will consider the application of Section 15(f) and the extent to which such repayments relate to the “unfair burden” requirement of the Section 15(f) safe harbor.

Ms. Dubey

December 29, 2021

10.         Comment: Exhibit D to the Registration Statement discloses additional information about the Acquiring Funds. In the Registration Statement section, “Comparison of Acquired Funds and Acquiring Funds – All Reorganizations,” please revise or delete the disclosure indicating that Exhibit D includes additional information regarding each Acquiring Fund’s principal investment strategies as such disclosure is included elsewhere in the Registration Statement.

Response: The Registration Statement has been updated to address this comment.

11.         Comment: Modify the format of the “Annual Fund Operating Expenses” tables to show each Acquired Fund’s fees on a per class basis side-by-side with fees of the corresponding Acquiring Fund on a per class basis.

Response: The Registration Statement has been updated to address this comment.

12.         Comment: In a footnote to each “Annual Fund Operating Expenses” table, to the extent applicable, please disclose VAIA’s ability to recover (recoup) from an Acquiring Fund fees and expenses previously waived and/or reimbursed by Stone Harbor under the existing Expense Limitation Agreement with an Acquired Fund prior to a Reorganization.

Response: Disclosure has been added to the Registration Statement in this regard.

13.         Comment: In a footnote to each “Annual Fund Operating Expenses” table, please disclose the parties that have the ability to terminate the expense limitation agreement during the initial two year period.

Response: The requested change has been made, and the following disclosure has been added:

The expense limitation agreement is terminable by mutual agreement of the Board of Trustees of Virtus Opportunities Trust and VAIA.

14.         Comment: To the extent that a Fund has a policy to invest 80% of its net assets (plus any borrowings made for investment purposes) in certain types of investments, please confirm that such Fund will value any derivatives positions based on the market value of such derivative instruments and not their notional value. By way of example, the Emerging Markets Corporate Debt Fund has a principal investment strategy to invest 80% of its net assets (plus any borrowings made for investment purposes) in Emerging Markets Corporate Debt Investments.

Ms. Dubey

December 29, 2021

Response: It is hereby confirmed.

15.         Comment: To the extent that the Emerging Markets Corporate Debt Fund’s principal investment strategies include writing credit default swaps, please specify and include disclosure regarding the risks associated with writing credit default swaps as opposed to buying credit default swaps.

Response: Certain Funds, including the Emerging Markets Corporate Debt Fund, may write and/or buy credit default swaps. However, such investments do not constitute a material part of the investment strategy for any Fund. Given that credit default swaps are not intended to be a principal strategy, Registrant believes there is no need to add a principal risk factor.

16.         Comment: To the extent that a Fund’s principal investment strategies include contingent convertibles (also known as, “CoCos”), please include a corresponding principal risk regarding investments in CoCos.

Response: The Registrant confirms that none of the Funds have a principal investment strategy of investing in CoCos. Accordingly, the Registrant has not included any principal risk disclosure regarding CoCos in the Registration Statement.

17.         Comment: To the extent that a Fund’s principal investment strategies include “covenant lite” loans, please include a corresponding principal risk regarding covenant lite loans.

Response: The Registrant confirms that none of the Funds have a principal investment strategy of investing in covenant lite loans. Accordingly, the Registrant has not included any principal risk disclosure regarding covenant lite loans in the Registration Statement.

18.         Comment: For Emerging Markets Debt Allocation and Strategic Income Fund, disclose that the Fund will consider holdings of the underlying Funds in which it invests when determining compliance with the 80% policy.

Response: Confirmed; the requested disclosure has been added.

19.         Comment: For Emerging Markets Debt Allocation Fund and for Emerging Markets Debt Fund, disclose that derivatives included in the 80% bucket are those that have economic characteristics of emerging markets fixed income securities.

Response: Confirmed; the requested disclosure has been added.

20.         Comment: For Emerging Markets Debt Allocation Emerging Markets Debt Fund and Local Markets Fund, delete language stating that a derivative whose performance is linked to emerging markets countries, currencies, markets economies or ability to repay loans is included in 80% bucket. Derivatives included in the 80% bucket must be “economically tied” to emerging market countries.

Ms. Dubey

December 29, 2021

Response: The Registrant believes the current disclosure is aligned with the Staff’s comment. Any derivative that would count towards the 80% commitment would be tied economically (i.e., by performance) to an emerging markets country, an emerging markets currency, an emerging markets economy or an emerging markets issuer’s ability to repay loans. As a practical matter, the derivatives that would fall under this category would be single name credit default swaps.

21.         Comment: Please disclose the amount invested in each of the underlying funds as of a recent date for Emerging Markets Debt Allocation Fund.

Response: As of October 31, 2021, the Emerging Markets Debt Allocation Fund invested approximately 49% of its assets in the Emerging Markets Debt Fund and approximately 51% of its assets in the Local Markets Fund. While the Registrant appreciates the Staff’s comment, since this allocation corresponds closely to the disclosure that is in the Registration Statement, Registrant has determined not to include this information in the principal investment strategies of the Fund.

22.         Comment: To the extent that a Fund had a portfolio turnover rate in excess of 100%, please disclose the risks of frequent trading as a principal risk for such Fund.

Response: The requested disclosure has been added for the applicable Funds.

23.         Comment: The principal investment strategies for the High Yield Bond Fund include a commitment to invest 80% of the Fund’s net assets (plus any borrowings made for investment purposes) in High Yield Debt Securities. The principal investment strategies also including the following:

These types of securities and instruments are commonly referred to as “high yield” securities or “junk bonds” and may include, among other things, bonds, debentures, notes, equipment trust certificates, commercial paper, commercial loans, preferred stock and other obligations of U.S. and non-U.S. issuers.

Revise the disclosure as follows: (1) include the word “debt” before “securities and instruments”; and (2) delete the reference to “preferred stock.” In addition, if the investments in non-U.S. issuers includes investments in debt issued by companies in emerging markets to a degree that would render such investments as principal investment strategies, please so disclose.

Response: The Registrant has included the word “debt” before “securities and instruments” and deleted the reference to “preferred stock.” The Registrant confirms that the Fund does not intend to invest in debt issued by companies in emerging markets to a degree that would render such investment activities to be disclosed in the Fund’s principal investment strategies.

24.         Comment: Under “Reasons for the Proposed Reorganizations and Board Deliberations Regarding the Proposals,” please elaborate on the disclosure regarding: (1) “opportunities for increased asset growth and improved economies of scale, over the long term”; and (2) “the alternatives available to each Acquired Fund.”

Ms. Dubey

December 29, 2021

Response: Additional disclosure has been included in the Registration Statement regarding these points:

(1) there are opportunities for increased asset growth and improved economies of scale, over the long term due to the fact that Virtus has, including but not limited to, a larger distribution team including U.S. retail distribution relationships, whereas Stone Harbor’s investor base has primarily consisted of U.S. and non-U.S. institutional relationships, and due to the fact that the Acquiring Funds will be part of a broader family of funds with greater combined scale.

(2) the alternatives available to each Acquired Fund if that Acquired Fund, or various Acquired Funds, do not participate in the Reorganization, and the likely less favorable effects on the shareholders of that Acquired Fund of those alternatives, which may include seeking a reorganization with a different fund, the liquidation of the Acquired Fund or continuing current operations of the Acquired Fund.

25.         Comment: Under “Interests of Certain Persons in the Transaction,” please disclose with greater specificity the interests of certain persons in the Reorganizations.

Response: The referenced section has been updated to reflect the comment. We note that this requirement comes from Item 5 of Schedule 14A, and Registrant believes the below modification is responsive to the form requirement:

Stone Harbor, the investment adviser to the Acquired Funds, has an interest in the Reorganization. In addition, Messrs. Peter Wilby, Jeffrey Scott, Thomas Reynolds, Amanda Suss and Adam Shapiro, Trustees and/or officers of the Funds who are also partners or employees of Stone Harbor may be deemed to have an interest in the Reorganizations by virtue of their ~~positions with~~ ownership of Stone Harbor, which is a 100% employee-owned firm.

26.         Comment: Please add a proposal to the proxy statement and proxy card to adjourn the meeting if not enough votes to approve are received.

Response: The requested changes have been made.

27.         Comment: Please revise the “Other Investment Companies” disclosure found in Exhibit B for Acquiring Funds to include a reference to Rule 12d1-4.

Response: The requested change has been made.

Ms. Dubey

December 29, 2021

28.         Comment: Add “(plus borrowing for investment purposes)” after “net assets”, as indicated below:

any change to a Fund’s investment policy of investing at least 80% of such Fund’s net assets (plus borrowing for investment purposes) in a particular type or category of securities is subject to 60 days prior notice to shareholders.

Response: The requested change has been made.

29.         Comment: Tailor the Emerging Market Risk factor to the particular emerging markets in which a Fund principally invests.

Response: The emerging markets exposure is expected to be broad based and not concentrated in a few markets. Therefore, Registrant declines to make changes to this section.

30.         Comment: If any Fund is invested in China issuers to the level of a principal investment strategy, please identify China in the principal investment strategies and disclose the corresponding risks in the principal risks, including if the Fund is invested in variable interest entities (VIEs) and related risks.

Response: An “Investing in China Risk” has been added for the Fund that invests in China to the level of a principal investment strategy, which is Local Markets Fund.

31.         Comment: Under Exhibit D, “Risks Associated with Additional Investment Techniques and Fund Operations,” the Staff noted that one risk in this chart is environmental, social and governance (ESG) investing. To the extent that ESG investing is part of the principal investment strategies for a Fund, please include a corresponding risk in the principal risks.

Response: The Registrant has not included any principal risks relating to ESG investing as none of the Funds incorporate ESG factors as part of this principal investment strategies.

32.         Comment: Please add the $25 small account fee to the fee table as an account fee for Acquiring Funds.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, the Registrant does not believe this fee rises to the level of requiring disclosure in the fee table. The Registrant therefore has made no revisions in response to this comment.

Ms. Dubey

December 29, 2021

*            *            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc. Holly van den Toorn, Virtus Investment Partners, Inc.